December 19, 2022
VIA EDGAR
Ms. Jaea Hahn

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Re:
Guggenheim Taxable Municipal Bond & Investment Grade Debt Trust (File Nos. 333-267848; 811-22437) (the “Trust” or the “Registrant”)
Dear Ms. Hahn:
On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff (“Staff”) conveyed via letter to Julien Bourgeois of Dechert LLP on November 14, 2022, regarding the Registrant’s registration statement filed on Form N-2 on October 13, 2022. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. The Staff’s comments, followed by the response of the Registrant, is set forth below.
General Comments
Comment 1:
We note that portions of the registration statement contain bracketed disclosure. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.
Response:
The Registrant acknowledges the Staff’s comment.
Comment 2:
Please tell us if you have presented any test the waters materials in connection with this offering. We may have additional comments based on your response.
Response:
The Registrant has not presented any test the waters materials in connection with this offering.
Comment 3:
Please advise if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.
Response:
The Registrant has not submitted and does not currently intend to submit any exemptive applications or no-action requests in connection with the registration statement.
Accounting Comments
Comment 4:
Please confirm that to the extent the A.2 qualified issuer relies on Item 34.3 of Form N-2, they will include 10 years financial highlights within the N-CSR as required by Item 34.3 of Form N-2 (or file a 424 with such information).
Response:
The Registrant hereby acknowledges the Staﬀ’s comment and agrees that it will include 10 years of financial highlights within the Registrant’s subsequent N-CSR filings, as requested.
Comment 5:
Please explain how reverse repurchase agreements will be treated for purposes of asset coverage in the senior securities table. Please include citations to Rule 18f-4.
Response:
The Registrant currently intends to comply with Rule 18f-4(d)(1)(i) with respect to reverse repurchase agreements and to combine the aggregate amount of indebtedness associated with reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating the asset coverage ratio.

Comment 6:
Please tag the cover page of the registration statement and information provided in response to disclosure specified in General Instruction I of Form N-2 in an interactive data file.
Response:
The Registrant confirms that it will tag the cover page of the registration statement and information provided in response to disclosure specified in General Instruction I of Form N-2 in an interactive data file prior to the effective date of the registration statement.
Prospectus Cover Page – Investment Strategy
Comment 7:
(a):
Please consider defining “Managed Assets” on the cover page since the definition does not appear until page 6 or briefly summarizing what constitute “Managed Assets.”
Response:
The Registrant has made the requested revision in the registration statement.
(b):
We note the fund’s name includes the term “Bond” after “Taxable Municipal”. Please consider revising the last sentence to clarify that the “taxable municipal securities” referred to are taxable municipal bonds.
Response:
The Registrant has made the requested revision in the registration statement.
Prospectus Cover Page – Legend on outside cover page
Comment 8:
Please revise the cross-reference to include the specific risk factor related to financial leverage risk, particularly since leverage may significantly increase investment risk and volatility of the price of Common Shares. See Instruction to Item 1.j. of Form N-2.
Response:
The Registrant has made the requested revision in the registration statement.
Prospectus Cover Page – Financial Leverage
Comment 9:
(a):
Consider adding that the cost of borrowing may exceed the income from the portfolio securities purchased with borrowed money (Guidelines for Form N-2; Guide 6. Leverage and Senior Securities).
Response:
The Registrant has made the requested revision in the registration statement.
(b):
The fifth paragraph repeats disclosure in the second paragraph of this section; please consider revising the second paragraph to eliminate duplicative disclosure. In addition, please consider specifying what the derivative transactions may include in this paragraph.
Response:
The Registrant has made the requested revision in the registration statement.
(c):
In the fifth paragraph, please revise the second sentence as follows: “The Trust’s obligations … will not be considered Indebtedness for purposes ….” Please capitalize “Indebtedness” wherever you include this disclosure in the prospectus.
Response:
The Registrant has made the requested revision in the registration statement.
(d):
The last two paragraphs repeat information in previous paragraphs; consider revising to reduce duplicative disclosure, particularly since the same information appears elsewhere within the prospectus as well.
Response:
The Registrant has made the requested revision in the registration statement.
Prospectus Summary, Management of the Trust (p. 6)
Comment 10:
We note that “Managed Assets” include inverse floating rate securities, which are discussed in greater detail on pages 28-29. Please consider adding cross-references to LIBOR Replacement Risk and other risks related to these securities that are described more fully in the N-CSR.

Response:
The Registrant has made the requested revision in the registration statement.
Summary of Trust Expenses (p. 10)
Comment 11:
In footnote 5 to the fee table, please revise the second sentence to clarify why the management fee shown is not the 60 basis points disclosed in the first sentence (e.g., how the percentage shown in the table reflects the leverage disclosed in the second sentence).
Response:
The Registrant has made the requested revision in the registration statement.
Anti-Takeover and Other Provisions in the Trust’s Governing Documents (p. 38)
Comment 12:
We note that effective August 1, 2022, the Delaware statutory trust law was amended to permit control share acquisition provisions. Please acknowledge in your response letter that recent federal court precedent raises questions as to whether control share provisions are permissible under the Investment Company Act (See, e.g., Saba Capital CEF Opportunities 1, Ltd. et al. v. Nuveen Floating Rate Income Fund, et al., 21-CV-327 (JPO) (U.S. Dist. Court., Southern District of New York) (Feb. 17, 2022). See also, the statement of the Division of Investment Management dated May 27, 2020 related to the “opting in … and triggering [of] a control share statute.”
Response:
The Registrant acknowledges that recent federal court precedent raises some questions as to whether control share provisions are permissible under the Investment Company Act.
Statement of Additional Information, Investment Restrictions (p. S-26)
Comment 13:
In Investment Restriction #3, please clarify that the non-concentration policy applies to the industry of any non-governmental issuer. The fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the fund’s compliance with its concentration policies.
Response:
The Registrant has made the requested revision in the registration statement.
* * *
Please call the undersigned or Julien Bourgeois at Dechert LLP at 202.261.3451 or Allison Fumai at Dechert LLP at 212.698.3526 with any questions or comments regarding this letter, or if they may assist you in any way.
Sincerely,
/s/ Mark Mathiasen
Mark Mathiasen Secretary